May 22, 2013

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.

Registration Statement on Form S-1

Filed April 19, 2013

File No. 333-188005

Dear Ms. Hayes,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated May 16, 2013, of the staff of the Division of Corporation Finance (the “Staff”) to the registration statement on Form S-1 (File No. 333-188005) (the “Initial Registration Statement”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 1 to the Initial Registration Statement (the “Registration Statement”).

General

1. We note your statement on page 35 that you do not believe you are an “investment company” for purposes of the Investment Company Act of 1940. Please provide a complete analysis of this issue. In your response, please address whether and to what extent your recent acquisition of Ten-Sixty Asset Management, LLC impacts your analysis.

Response: Set forth below is a complete analysis explaining why the Company is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). In response to the Staff’s question, the Company notes that neither the nature of the Company’s analysis, nor the results of such analysis, have been affected by the Company’s acquisition of substantially all of the assets of Ten-Sixty Asset Management, LLC (“Ten-Sixty”). The assets acquired from Ten-Sixty relate primarily to the business of providing investment advice to institutional clients. As this business is of the same type as the other investment advisory services provided by the Company through its subsidiaries, the acquisition of assets of Ten-Sixty did not change the primary business in which the Company is engaged. The Company remains comfortable with its conclusion that it does not meet any of the definitions of “investment company” under Section 3(a)(1) of the Investment Company Act.

Section 3(a)(1) of the Investment Company Act defines “investment company” as any issuer which:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities1 having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

As noted in the Registration Statement, the Company is and holds itself out as being a wealth management firm focused on providing financial advisory and related family office services to ultra-high net worth individuals and institutional investors. The Company is not and does not hold itself out as being engaged in any other business. The Company, therefore, is not an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act.

Further, as the Company is not engaged, has never engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type and does not have any such certificate outstanding, the Company is not an investment company within the meaning of Section 3(a)(1)(B) of the Investment Company Act.

The Company also does not meet the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act. Upon the consummation of the public offering contemplated by the Registration Statement, the Company’s only non-cash asset will be its general partnership interest in Silvercrest L.P.

The courts and the Staff have concluded that general partner interests are not securities (and therefore are not investment securities) where the holder of such an interest has operational control over the issuer of the interest.2 As the sole general partner of Silvercrest L.P., the Company has sole management control over Silvercrest L.P. Accordingly, as the Company’s sole non-cash asset is not an investment security and, as the Company does not own or propose to acquire investment securities having a value exceeding 40 percent of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% Limit”), the Company does not meet the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act.

[1]	“Investment security” is defined in Section 3(a)(2) of the Investment Company Act to include “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of “investment company” in paragraph (1) or (7) of subsection (c).”
[2]	With respect to general partner interests, see Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Scudder, Stevens & Clark, 2 SEC No-Action Letters (Mar. 12, 1980 & May 8, 1980); see also Oppenheimer Capital, L.P., SEC No-Action Letter (Jul. 29, 1987). The same reasoning has been held to apply to managing member interests of limited liability companies, see Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332 (S.D.N.Y. 1999); Great Lakes Chem. Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000) (passim); Robinson v. Glynn, 349 F.3d 166, 170-71 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153, 165 (S.D.N.Y. 2001).

Similarly, Silvercrest L.P. does not fall within the definition of investment company under the Investment Company Act. Silvercrest L.P. is engaged primarily in the business, through its subsidiaries, of providing financial advisory and related family office services to high net worth individuals and institutional investors, and does not propose to engage primarily in any other business. Like the Company, Silvercrest L.P. is not engaged, has never engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type and does not have any such certificate outstanding. Thus, Silvercrest L.P. does not fall within the definitions of investment company under either Section 3(a)(1)(A) or 3(a)(1)(B) of the Investment Company Act.

In addition, Silvercrest L.P. does not own or propose to acquire investment securities having a value exceeding the 40% Limit. Silvercrest L.P. owns no investment securities. The only non-cash assets of Silvercrest L.P. consist of its interests in the following entities (the “Subsidiaries”):

(i) 100% of the membership interests of Silvercrest Asset Management Group LLC (“SAMG LLC”);

(ii) 100% of the membership interests of Silvercrest Investors II LLC;

(iii) 100% of the capital stock of Silvercrest Financial Services Inc.;

(iv) 100% of the membership interests of MW Commodity Advisors, LLC; and

(v) 100% of the membership interests of Silvercrest Investors LLC.

Each of the Subsidiaries is a “majority-owned subsidiary” of Silvercrest L.P. within the meaning of Section 2(a)(24) of the Investment Company Act, because Silvercrest L.P. owns 50 percent or more (in fact, 100 percent) of the outstanding voting securities of each Subsidiary. As a result, Silvercrest L.P.’s interests in the Subsidiaries do not constitute investment securities. Accordingly, Silvercrest L.P. does not own investment securities having a value exceeding the 40% Limit, and therefore does not meet the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act. This assumes (i) that the Subsidiaries are not themselves investment companies or relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Investment Company Act (the “Private Fund Exceptions”) or (ii) that, if the foregoing were not the case with respect to one or more Subsidiaries, that the value of such Subsidiaries is less than 40 percent of the value of the total assets of Silvercrest L.P. (exclusive of government securities and cash items) on an unconsolidated basis.

It is worth noting that Silvercrest L.P. conducts the substantial majority of its business through SAMG LLC. Correspondingly, Silvercrest L.P.’s ownership interest in SAMG LLC represents the substantial majority of Silvercrest L.P.’s assets (approximately $40.0 million of Silvercrest L.P.’s $45.0 million in assets, or approximately 89.6%). Therefore, since well over 60% of Silvercrest L.P.’s assets consist of its interests in SAMG LLC, Silvercrest L.P. will not fall within the definition of investment company under Section 3(a)(1)(c) of the Investment Company Act, so long as SAMG LLC is not an investment company or does not rely on the Private Fund Exceptions.

SAMG LLC is primarily in the business of providing investment advisory and family office services to high net worth individuals and institutional investors. SAMG LLC is not engaged, and does not hold itself out as being engaged, in any other business. Therefore, SAMG LLC is not an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act. Also, SAMG LLC is not engaged, has never engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and SAMG LLC does not have any such certificate outstanding. Accordingly, SAMG LLC is not an investment company within the meaning of Section 3(a)(1)(B) of the Investment Company Act. SAMG LLC’s assets consist primarily of the investment advisory agreements that it has entered into with its clients, together with furniture and equipment, receivables, goodwill and other intangibles, and cash items. It does not own any investment securities. Therefore, SAMG LLC does not fall within the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act.

In light of the fact that well over 60% of Silvercrest L.P.’s assets are represented by its interests in SAMG LLC and SAMG LLC is not an investment company, it is not necessary for purposes of this analysis to consider the investment company status of the other Subsidiaries of Silvercrest L.P. listed above (the “Other Subsidiaries”). Nonetheless, for the sake of completeness, the following analysis addresses each of the Other Subsidiaries.

The principal business of each of the Other Subsidiaries is as follows:

(i) Silvercrest Investors II LLC: serving as general partner to private investment funds and, in such capacity, exercising management control thereof;

(ii) Silvercrest Financial Services Inc.: providing wealth management services to high net worth individuals;

(iii) MW Commodity Advisors, LLC: not currently engaged in any business; and

(iv) Silvercrest Investors LLC: serving as general partner to private investment funds and, in such capacity, exercising management control thereof.

None of the Other Subsidiaries is engaged, or holds itself out as being engaged, in any other business. Therefore, none of the Other Subsidiaries is an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act. Additionally, none of the Other Subsidiaries is engaged, has ever engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, and none has any such certificate outstanding. Accordingly, none of the Other Subsidiaries is an investment company within the meaning of Section 3(a)(1)(B) of the Investment Company Act.

Silvercrest Investors II LLC, Silvercrest Financial Services Inc., and MW Commodity Advisors, LLC generally hold no material non-cash assets, and none owns any investment securities. Thus, these Other Subsidiaries do not fall within the definition of investment company under Section 3(a)(1)(C) of the Investment Company. Silvercrest Investors LLC holds general partner interests in the private investment funds that it manages (which, as explained above, do not constitute securities). In addition, Silvercrest Investors LLC also holds special member interests in certain private investment funds managed by SAMG LLC in order to receive performance allocations generated with respect to such funds. These interests are not ascribed any value until they vest (if they vest) at the end of the year, and are then immediately converted into cash. The Company understands that these special member interests could potentially be considered investment securities.3 Nonetheless, because Silvercrest L.P.’s interests in the Other Subsidiaries (including Silvercrest Investors LLC) represent, in the aggregate, less than 11% of the assets of Silvercrest L.P., Silvercrest L.P. does not hold investment securities in excess of the 40% Limit.

For the reasons described above, the Company (and for that matter, Silvercrest L.P.) does not fall within the definition of investment company under any of the provisions of Section 3(a)(1) of the Investment Company Act and, therefore, is not required to register as an investment company thereunder.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: At this time, the Company has neither sought nor spoken with investors about their interest in investing in the Company through this offering. Accordingly, the Company has not provided any written communications to investors and neither the Company, nor any broker or dealer that will be participating in this offering, has published or distributed research reports related to this offering. Should the Company or any broker or dealer participating in this offering (i) provide any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”) or (ii) publish or distribute research reports in reliance upon Section 2(a)(3) of the Securities Act, the Company will supplementally provide the Staff with any such materials when it begins to distribute those materials.

[3]	It is possible that, at times, the value of the special member interests could represent over 40% of the total assets of Silvercrest Investors LLC, and that this Other Subsidiary could potentially be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act if no other exemption were available. However, the Company notes that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, Silvercrest Investors LLC would be exempt from the definition of investment company pursuant to Rule 3a-3 under the Investment Company Act because all of the outstanding securities of Silvercrest Investors LLC are owned by Silvercrest L.P., which satisfies the conditions of Rule 3a-1(a) under the Investment Company Act and which is not an investment company as defined in Section 3(a) of the Investment Company Act. Silvercrest L.P. satisfies the conditions of Rule 3a-1(a) under the Investment Company Act because no more than 45% of the value of its total assets (exclusive of government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the last four quarters combined) is derived from, securities other than securities issued by majority-owned subsidiaries. SAMG LLC alone, which (as described above) is a wholly-owned subsidiary of Silvercrest L.P., represents well in excess of 55% of the value of the total assets (exclusive of government securities and cash items) of Silvercrest L.P. and well over 55% of the net income after taxes (for the last four quarters combined) of Silvercrest L.P., all as calculated in accordance with Rule 3a-1 under the Investment Company Act. As these considerations are rather tangential, the Company does not address them further in this analysis.

Prospectus Cover Page

3. Please revise where appropriate to clarify that G. Moffett Cochran, your Chairman and Chief Executive Officer, will initially control the vote of the Executive Committee. We note your disclosure on page 30 that as a result of his equity ownership and position on the Executive Committee, Mr. Cochran will initially control the vote of the Executive Committee and, as a result, all of the shares of Class A common stock and Class B common stock held by your principals.

Response: In response to the Staff’s comment, the Company has included clarifying disclosure regarding Mr. Cochran’s control of the vote of the Executive Committee on the cover and on pages 11, 47 and 56 of the Registration Statement.

4. Please revise your cover page to clarify that the offering is a firm commitment offering.

Response: In response to the Staff’s comment, the Company has set forth on the cover page of the Registration Statement that the offering is a firm commitment offering.

Our Company, page 1

5. Please provide independent, objective support for the following statements:

•

page 1: you are the largest investment adviser in the United States that is focused on high net worth clients and is principally owned by employees and your clients are among the wealthiest and most sophisticated in the world;

•	page 102: you provide a level of service that wealthy individuals have difficulty obtaining elsewhere; and

•	page 103: you use best-of-breed external managers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 104 of the Registration Statement to delete the language stating that it is “the largest investment advisor in the United States that is focused on high net worth clients that is principally owned by employees”, as well as to delete the sentence “Our clients are among the wealthiest and most sophisticated in the world”. In response to the Staff’s comment in the second bullet, the Company has revised the sentence on page 114 of the Registration Statement. Lastly, in response to the Staff’s comment in the third bullet, the Company has revised the sentence on page 114 of the Registration Statement.

6. We note your disclosure, such as on pages 3-4, that each of your principal equity strategies has outperformed its respective benchmark since inception. Please provide equally prominent disclosure that you have also had periods in each strategy in which you have underperformed the relevant benchmark and describe how your investment strategies have performed with respect to their respective benchmarks more recently, such as in the last one to three years. We note, in this regard, your disclosure on page 99 that each of your principal equity strategies underperformed its respective benchmark on a one-year annualized performance basis and three of your six principal equity strategies underperformed their respective benchmarks on a three year annualized performance basis. Additionally, clarify what you use for benchmarks or explain how the benchmarks are set if they are set internally.

Response: In response to the Staff’s comment, the Company has included a chart on page 3 of the Registration Statement which portrays the performance of the Company’s principal equity strategies relative to their appropriate benchmarks on a one-year, three-year, five-year, seven-year and since inception annualized performance basis, including periods in each strategy in which the Company has underperformed the relevant benchmark. In response to the Staff’s final comment, the benchmarks set forth in the charts on page 3 of the Registration Statement are the Russell Indexes maintained by the Russell Investment Group.

Key Competitive Strengths, page 4

7. Please balance your disclosures of competitive strengths and strategy with an equally prominent discussion of risks and obstacles in implementing this strategy. We note the subsection labeled “Risks Facing our Company.” However, the presentation is not as prominent as the discussion of the strengths and strategy.

Response: In response to the Staff’s comment, the Company has provided disclosure of its risks and obstacles in implementing the Company’s competitive strengths and growth strategy on pages 6 and 7 of the Registration Statement.

Our Growth Strategy, page 4

Continuing to Accelerate Our Institutional Growth, page 5

8. Please expand your discussion to explain the significance of your addition to the “approved” lists of certain prominent institutional investments or to further describe these lists. Tell us how many other firms are on the “approved” lists. Additionally, explain what it means to win mandates in your equity strategies.

Response: In response to the Staff’s comment, the Company has added to its disclosure on pages 5 and 113 of the Registration Statement to explain the “approved” list of certain prominent institutional investment consultants. In creating and choosing companies to be placed on this list, consultants representing institutional clients perform extensive due diligence on an investment manager to understand its business, investment strategies and the background and experience of its investment team. If the consultant determines that a manager satisfies the criteria established by the consultant, the consultant may place the manager on its “approved” list. This list comprises those managers a consultant would be prepared to recommend to clients in search of a particular investment strategy for its assets. The significance of being placed on the “approved” list is that a manager is better able to “win” a bid for a particular institutional client (or a “mandate”) that these investment consultants advise. Thus, the Company believes that being on “approved” lists vastly improves its prospects for increased revenue from institutional clients. The Company respectfully submits that the managers included on a consultant’s “approved” list is proprietary information of the consultant, and therefore, the Company would not be able to determine the number of other companies on these “approved” lists.

9. Clarify what you mean by the “early stages” of the national marketing campaign and whether you have begun providing services to the fund yet.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 113 of the Registration Statement to clarify its relationship with the equity mutual fund referenced.

Use of Proceeds, page 9

10. Please revise where appropriate to clarify the certain limited partners from whom you will purchase these units.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement to clarify that it will purchase all of the limited partnership units in Silvercrest L.P. from Vulcan Wealth Management LLC and certain other existing limited partners of Silvercrest L.P.

The loss of key investment professionals or members of our senior management . . . , page 20

11. We note your reference in this section to key investment professionals and key members of your senior management as well as your reference on page 123 to individuals considered to be critical to your future success. Please revise where appropriate to identify key or critical employees.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 134 of the Registration Statement to identify the investment professionals of the Company who the Company believes are critical to its future success. At this time, the Company notes that there are more than 15 professionals who the Company believes are operative to its business, and therefore, the Company does not believe it is useful information for its investors to specifically disclose the name of each of these individuals in the Registration Statement.

We are subject to extensive regulation that imposes numerous obligations on our business, page 22

12. We note your statement that certain provisions of Dodd Frank will cause you to reconsider your business model and others may increase regulatory burdens. Please identify the provisions you are referring to.

Response: The Company respectfully notes that the referenced risk factor does not state that the Dodd-Frank Act will cause it to reconsider its business model. Rather, the risk factor states that “while we do not at this time believe that the Dodd-Frank Act will cause us to reconsider our business model….” In response to the Staff’s comment regarding those Dodd-Frank Act provisions that may increase the Company’s regulatory burdens, the Company has revised its disclosure on pages 24 and 122 of the Registration Statement.

The regulatory environment in which we operate . . . , page 23

13. Please describe significant changes in the recent past to the legislative and regulatory environment in which you operate that have materially impacted your business or results of operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 25 of the Registration Statement to describe the significant changes in the recent past to the legislative and regulatory environment in which it operates that have materially impacted its business.

Reductions in business sourced through third-party distribution channels . . . , page 29

14. Please revise to clarify the portion of your business that is currently sourced through third-party distribution channels and sub-investment advisory relationships.

Response: In response to the Staff’s comment with respect to the portion of its business currently sourced through third-party distribution channels, the Company has revised its disclosure on page 31 of the Registration Statement. The Company notes, however, that after review of data relating to the portion of its business that is currently sourced through sub-investment advisory relationships, the amount is less than 1% of the Company’s revenue and therefore, the Company does not believe this is a material risk to its business. As such, the Company has deleted the portion of the risk factor related to sub-investment advisory relationships from the Registration Statement.

The cost of insuring our business is substantial and may increase, page 30

15. Please revise to quantify your “substantial” insurance costs and to explain the types of insurance coverage that may not be available or may only be available at prohibitive costs.

Response: As a result of the Staff’s comments, the Company reviewed data relating to the cost and types of insurance coverage it holds, and expects to hold following the public offering, and has determined that, at this time, it does not believe the Company incurs substantial insurance costs, nor does it believe there are types of insurance coverage that may not be available or may only be available at prohibitive costs. The total cost of the Company’s insurance as of the year ended December 31, 2012 was approximately $0.2 million. Given this insurance cost relative to the size of the Company’s revenue, the Company no longer views insurance costs as a material risk to its business. As such, the Company has deleted the risk factor from the Registration Statement.

Anti-takeover provisions in our second amended and restated certificate . . . , page 40

16. Please revise this section to describe the risk to holders of your Class A common stock related to anti-takeover provisions in your second amended and restated certificate of incorporation and amended and restated bylaws including:

•	the inability of your stockholders to take action by written consent;

•	the inability of your stockholders to call a special meeting or to require your board to call a special meeting;

•	advance notice requirements;

•	the ability of your board to increase the authorized number of directors;

•	the inability to remove directors without cause;

•	the general filling of vacant directorships by your board; and

•	the authority given to your board of directors to adopt, amend, or repeal the bylaws while similar shareholder action requires a supermajority vote.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the risk factor on page 42 of the Registration Statement to more fully described the risk to holders of the Company’s Class A common stock related to anti-takeover provisions in the Company’s second amended and restated certificate of incorporation and amended and restated bylaws.

The Reorganization and our Holding Company Structure, page 43

17. Please file the stockholders’ agreement pursuant to which your principals agree to vote all shares of Class A and Class B common stock in accordance with the decisions of the Executive Committee. If the agreement will not be signed prior to completion of the offering, please file a form of the stockholders’ agreement.

Response: In response to the Staff’s comment, because the stockholders’ agreement will not be executed prior to the completion of the offering, the Company will file the “Form of Class B Stockholders Agreement” as an exhibit to the Registration Statement as part of a future amendment to the Registration Statement.

Selected Historical Consolidated Financial Data, page 62

Selected unaudited operating data, page 63

18. Please disclose an explanation for footnote (4) that is referenced to Adjusted EBITDA margin.

Response: In response to the Staff’s comment, the Company has included the previously omitted footnote (4) that is referenced to Adjusted EBITDA margin in the Selected Historical Consolidated Financial Data table on page 65 of the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 65

19. Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. Specifically, please ensure that each of your pro forma adjustments is explained in sufficient detail, particularly in cases where multiple adjustments impact a specific line item. In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

Response: The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review complete pro forma financial information for the reorganization and offering transactions once the Company has included this information. In addition, the Company confirms that each of the pro forma adjustments will be explained in sufficient detail, including tabular disclosure to fully explain certain components.

Management’s Discussion and Analysis Financial Condition and Results of Operations, page 72

Overview – Revenue, page 73

20. We note your disclosure on page 75 that advisory fees (which are generally based on the value of assets under management) are also adjusted for any cash flows into or out of a portfolio, where the cash flow represents greater than 10% of the value of the portfolio. Please revise to more clearly explain the impact that such cash flows have on your advisory fees.

Response: After review of the relevant data relating to adjustments made to the Company’s advisory fees for any cash flows into and out of a portfolio where the cash flow represents greater than 10% of the value of the portfolio, the Company has determined that the aggregate adjustment to and impact on its advisory fees is less than 1%. Due to this insignificant adjustment, the Company does not believe that the impact that such cash flows has on its advisory fees is useful information to investors.

Critical Accounting Policies and Estimates, page 87

Goodwill and Intangible Assets, page 87

21. We note that you estimate the fair value of your reporting unit based upon information available regarding prices of similar groups of assets or other valuation techniques including present value techniques based upon estimates of future cash flows. Please enhance your disclosure to more clearly describe the methods and assumptions used in determining the fair value of your reporting unit.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 99 of the Registration Statement.

Equity-Based Compensation, page 89

22. We note that the valuation of your February 2012 grant of 1,000 units was determined using a market-based approach while your February 2011 grant of 10,802 units was determined by applying equal weighting to both a discounted cash flow (DCF) and market-based approach. Please explain the factors you considered in determining to move to a 100% market-based approach for your February 2012 grant rather than continuing to use some combination of both a DCF and market-based approach. Please also explain whether the values determined under your DCF model for your February 2011 grant were significantly different than those determined under a market-based approach, and if so, whether you performed any procedures to reconcile and/or understand the reasons for the differing valuations. Finally, please clarify what the “assumed initial public offering discount of 15%” applied to the valuation of your February 2012 grant represents and how it was estimated.

Response: The value of the Company’s February 2010 and 2011 grants of deferred equity units were determined utilizing a weighted discounted cash flow (“DCF”) and market-based approach as prepared by an independent third-party valuation firm. With respect to the Company’s grant of deferred equity units in February 2012, the Company utilized a market-based approach because the Company had commenced the process of preparing a registration statement for an initial public offering and the Company received market-based valuation indications from investment banking firms on or about the date the units were granted. The Company’s equity-based awards relate to redeemable partnership units and are classified as liabilities. Therefore, the Company’s equity-based awards are adjusted to fair value at the end of each reporting period. The Company also notes that any differences in the models and approaches it used for its grants are immaterial and the resulting fair value is not fixed at the date of grant due to the fact that it marks to market the value of each grant at the end of each reporting period. The Company revised its disclosure on page 102 of the Registration Statement to remove “…and reflected an assumed initial public offering discount of 15%” as this discount was not factored into its valuation.

23. Confirm that you will provide qualitative and quantitative disclosures for each significant factor contributing to any difference between the most recently estimated per unit limited partnership interest with the IPO price once you have disclosed the estimate of the IPO price/range.

Response: In response to the Staff’s comment, the Company confirms that it will provide qualitative and quantitative disclosures for each significant factor contributing to any difference between the most recently estimated per unit limited partnership interest with the IPO price once it has disclosed the estimate of the IPO price/range.

Business, page 93

History, Organization and Philosophy, page 96

24. We note the compound annual growth rate of assets under management on page 96 and compound annual growth rate of total client assets on page 98. As the compound annual growth rate does not provide any information about volatility, please provide the growth rate range since inception. Additionally, also disclose the compound annual growth rate for assets under management including the period from August 2008 through December 31, 2012.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 107 of the Registration Statement to disclose the compound annual growth rate for assets under management including the period from August 2008 through March 31, 2013. The Company has also revised its disclosure on page 107 of the Registration Statement to provide the compound annual growth rate since inception. In response to the Staff’s request to provide a growth rate range, the Company directs the Staff to the chart on page 105 of the Registration Statement. The Company respectfully submits that the chart on page 105 clearly shows the volatility in growth of the Company between the years shown.

Institutional Market, page 98

Organic Growth, page 100

25. We note your disclosure in the last paragraph on page 100 that you are encouraged by the early results of your business development team. The statements appear overly promotional as your business development team was recently created. Please expand your disclosure to describe the results or delete the statement. For example, is the success based on the number of new clients, the number of inquiries by potential new clients, or the quality of the promotional materials?

Response: In response to the Staff’s comment, the Company has deleted the sentence “This effort is relatively new but we are very encouraged by its early results” from page 111 of the Registration Statement.

26. Please revise to explain why your much larger competitors with significant resources cannot easily tailor solutions to suit clients’ needs. For example, we note your disclosure in the first bullet point on page 29 that a number of your competitors have greater financial, technical, marketing and other resources, more comprehensive name recognition and more personnel than you do.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 112 of the Registration Statement to explain why the Company believes its much larger competitors with significant resources are not likely to tailor solutions to suit clients’ needs

Principal Components of Compensation, page 121

27. Please clarify the percentage of the equity interests in Silvercrest L.P. and Silvercrest GP LLC or the profits percentage held by each of your named executive officers. Please also tell us how distributions to your named executive officers based on their ownership interests are reflected in your summary compensation table and where you discuss amounts of 2012 profits allocated to your named executive officers based on their ownership interests and their equity balances as of the end of the fiscal year. In the alternative, tell us why you believe such disclosure is not necessary.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 134 of the Registration Statement to include information regarding the profits percentage for vested and unvested deferred equity units granted to named executive officers. The Company has also included distributions made on the vested and unvested deferred equity units granted to named executive officers in the “Summary Compensation Table” on page 136 of the Registration Statement in response to the Staff’s comments. The Company has not included any information in the compensation discussion in the Registration Statement regarding other distributions made to the named executive officers on their equity interests in Silvercrest L.P. and Silvercrest GP LLC because the Company does not believe these distributions were compensatory. Other than the deferred equity units and performance units described in the “Compensation Discussion and Analysis” section of the Registration Statement, all other equity interests in Silvercrest L.P. and Silvercrest GP LLC held by the named executive officers were purchased at fair market value of the equity interest on the date of purchase. Thus, the Company does not believe it is necessary to discuss distributions related to these equity interests purchased at fair market value. In addition, the ownership interest of each named executive officer is set forth in the “Security and Beneficial Ownership” section of the Registration Statement.

Summary Compensation Table, page 124

28. Please revise to include compensation disclosure for your named executive officers for fiscal 2011. Refer to Instruction 1 to Regulation S-K Item 402(n).

Response: In response to the Staff’s comment, the Company has revised the “Summary Compensation Table” on page 136 of the Registration Statement to include compensation disclosure for its named executive officers for fiscal 2011.

Description of Capital Stock, page 139

29. You disclose that immediately prior to this offering, your authorized capital stock will consist of 50 million shares of Class A common stock, 25 million shares of Class B common stock and 10 million shares of preferred stock. However, the balance sheet of Silvercrest Asset Management Group, Inc. on page F-4 shows only 50,000 shares of Class A common stock and 25,000 shares of Class B common stock authorized as of December 31, 2012. Further, your disclosure on page F-6 indicates that effective February 28, 2013 your authorized shares were reduced to 4,000, including 2,000 shares of Class A common stock, 1,000 shares of Class B common stock and 1,000 shares of preferred stock. Please address these apparent inconsistencies.

Response: In response to the Staff’s comment, on page F-4 of the Registration Statement, the Company has revised the authorized capital stock as of December 31, 2012 to reflect 50 million shares of Class A common stock, 25 million shares of Class B common stock and 10 million shares of preferred stock. Subsequent to December 31, 2012, the Company amended its charter to reduce the number of authorized shares of capital stock to 4,000 shares because the Company had withdrawn its registration statement for its initial public offering and no longer needed this number of authorized shares. Prior to the consummation of this offering, the Company plans to amend its certificate of incorporation to increase its authorized capital stock to 50 million shares of Class A common stock, 25 million shares of Class B common stock and 10 million shares of preferred stock.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 649-0600 or Christina E. Melendi at (212) 705-7814.

Sincerely,

/s/ David J. Campbell David J. Campbell

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)

Christina E. Melendi (Bingham McCutchen LLP)

David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)